By EDGAR and Facsimile
Mr. Edwin Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dated: July 6, 2011

Re:	SMSA Treemont Acquisition Corp.
Form 8-K
Filed on May 16, 2011
File No. 000-54 096
Dear Mr. Kim:
We thank the Staff for its comment letter of June 23, 2011 relating to the Form 8-K filed on May 16, 2011. The purpose of this letter is to request for an extension of time by which we respond to the Staff’s comments.
We have attempted in good faith to amend our filing by July 7, 2011. However, given the number of comments we have received, we will be unable to meet the deadline imposed. Therefore, we respectfully ask the Staff for an extension of ten business days to amend our filing or to respond to the comments.
We appreciate your prompt consideration regarding this matter. Should you have any questions regarding the circumstances of this filing, please contact Wilson Pan at (86) 138-1842-4741. Please inform us whether the requested change will be granted.
SMSA TREEMONT ACQUISITION CORP.
Very truly yours,
By: /s/ Guo Wang
Chief Executive Officer

cc:	James Lopez (Securities and Exchange Commission)